MERECOT CORP.
616 Corporate Way, Suite 2-6621
Valley Cottage, NY 10989

May 13, 2014


United States
Securities and Exchange Commission
Washington, DC 20549

Re: Merecot Corp.'s - Registration Statement on Form S-1
    Amendment No. 2
    Filing No. 333-194145

Dear: Matthew Crispino

In response to your letter dated April 28, 2014 which included comments regarding our registration statement, we have prepared the following responses:

DESCRIPTION OF OUR BUSINESS

EMPLOYEES, PAGE 24

COMMENT: 1

YOUR STATEMENT THAT YOU HAVE ONLY ONE EMPLOYEE APPEARS TO BE INCONSISTENT WITH YOUR DISCLOSURE ON PAGE 26 THAT MS. KONEVETSKY CURRENTLY SPENDS UP TO FIVE HOURS A WEEK ON THE OPERATIONS OF YOUR COMPANY. PLEASE ADVISE OR REVISE.

Response: We have revised the statement to the following:

We have commenced only limited operations, and currently have two employees - our officer and director, who spends approximately fifteen hours a week on our business and our treasurer Marina Konevetsky , who spends up to five hours a week on the operation of our company.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS FROM INCEPTION ON JUNE 21, 2013 TO DECEMBER 31, 2013, PAGE 26

COMMENT: 2

WE NOTE YOUR RESPONSE TO PRIOR COMMENT 13. PLEASE REVISE YOUR DISCLOSURE IN THIS SECTION TO DISCLOSE THAT THE REVENUE YOU EARNED DURING THIS FISCAL PERIOD WAS FROM SALON VICTORIA OR ADVISE.


Response: We have revised the section to disclose that the revenue we earned during this fiscal period was from Salon Victoria for IT Consulting Services.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, PAGE 29

COMMENT: 3

YOUR DISCLOSURE THAT THE LOAN FROM MS. GONIKMAN IS UNSECURED IS INCONSISTENT WITH PARAGRAPH 2 OF THE LOAN AGREEMENT FILED AS EXHIBIT 10.3. PLEASE ADVISE OR REVISE.

Response: We have revised the disclosure for consistency with paragraph 2 of the loan agreement filed as Exhibit 10.3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 29

COMMENT: 4

WE NOTE THAT THE BENEFICIAL OWNERSHIP TABLE IS BASED UPON YOUR COMMON STOCK OUTSTANDING AS OF FEBRUARY 24, 2014. PLEASE REVISE TO FURNISH THE INFORMATION AS OF THE MOST RECENT PRACTICABLE DATE. REFER TO ITEM 403 OF REGULATION S-K.

Response: We have revised the date of the beneficial ownership table.

Please direct any further comments or questions you may have to the company's attorney:

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Lynbrook, NY 11563
(516) 887-8200 Fax: (516) 887-8250
david@dlubinassociates.com

Thank you.

Sincerely,


/s/ Evgenia Gonikman
------------------------------
Evgenia Gonikman

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